UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2018

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K (other than Part II, Item 1.B hereof) shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Note	December 31, 2018	March 31, 2018
ASSETS
Non-current assets
Property and equipment		$9,266	$10,013
Goodwill		3,800	3,800
Intangible assets — trade name		14,000	14,000
Intangible assets — content	6	1,072,686	998,543
Intangible assets — others		4,682	5,280
Investments	5	27,337	27,257
Trade and other receivables	7	7,431	9,144
Income tax receivable		1,169	1,269
Restricted deposits		752	1,100
Deferred tax		64	351
Total non-current assets		$1,141,187	$1,070,757

Current assets
Inventories		$188	$353
Trade and other receivables	7	225,978	245,079
Cash and cash equivalents		88,218	87,762
Investments		1,000	—
Restricted deposits		53,911	6,368
Total current assets		369,295	339,562
Total assets		$1,510,482	$1,410,319

LIABILITIES
Current liabilities
Trade and other payables		$66,320	$72,142
Acceptances	9	7,336	8,898
Short-term borrowings	8	211,789	151,963
Current income tax payable		12,317	6,324
Total current liabilities		$297,762	$239,327

Non-current liabilities
Long-term borrowings	8	$82,162	$124,983
Other long-term liabilities		9,514	3,073
Derivative financial instruments		610	—
Deferred income tax liabilities		31,462	39,519
Total non-current liabilities		$123,748	$167,575
Total liabilities		$421,510	$406,902

EQUITY
Share capital	10	$38,584	$35,334
Share premium		562,129	453,997
Reserves		426,536	422,992
Other components of equity		(57,495)	(48,649)
JSOP reserve		(15,985)	(15,985)
Share application pending allotment		—	18,000
Equity attributable to equity holders of Eros International Plc		$953,769	$865,689
Non-controlling interest		135,203	137,728
Total equity		$1,088,972	$1,003,417
Total liabilities and shareholder’s equity		$1,510,482	$1,410,319

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Note	2018	2017	2018	2017

Revenue	17	$76,744	$65,187	$200,381	$189,327
Cost of sales		(44,459)	(30,528)	(119,144)	(100,638)
Gross profit		32,285	34,659	81,237	88,689
Administrative cost		(19,130)	(19,567)	(49,243)	(50,468)
Operating profit		13,155	15,092	31,994	38,221
Financing costs		(7,352)	(2,731)	(16,674)	(14,264)
Finance income		3,427	488	10,685	1,468
Net finance costs		(3,925)	(2,243)	(5,989)	(12,796)
Other gains/(losses)	13	7,462	(8,505)	(797)	(13,250)
Profit before tax		16,692	4,344	25,208	12,175
Income tax		(2,218)	(1,143)	(6,808)	(4,960)
Profit for the period		$14,474	$3,201	$18,400	$7,215

Attributable to:
Equity holders of Eros International Plc		$9,593	$333	$8,571	$(2,398)
Non-controlling interest		4,881	2,868	9,829	9,613

Earning/(loss) per share(cents)
Basic earning/(loss) per share	12	13.0	0.5	12.1	(3.9)
Diluted earning/(loss) per share	12	12.5	(8.5)	11.8	(13.6)

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2018	2017	2018	2017

Profit for the period	$14,474	$3,201	$18,400	$7,215

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	9,023	3,799	(14,927)	2,008
Reclassification of the cash flow hedge to the statement of operations, net of tax	—	188	—	375

Total other comprehensive income/(loss) for the period	$9,023	$3,987	$(14,927)	$2,383
Total comprehensive income for the period, net of tax	$23,497	$7,188	$3,473	$9,598

Attributable to:
Equity holders of Eros International Plc	$15,224	$2,546	$(241)	$(1,061)
Non-controlling interest	8,273	4,642	3,714	10,659

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Nine Months Ended December 31,
	Note	2018	2017
Cash flows from operating activities:
Profit before tax		$25,208	$12,175
Adjustments for:
Depreciation		823	838
Share based payments	11	15,073	13,502
Amortization of intangible film and content rights		96,158	87,322
Amortization of other intangibles assets		987	1,112
Other non-cash items	14	33,726	14,511
Net finance costs		14,752	12,796
Loss on sale of property and equipment		3	18
Movement in trade and other receivables		(135,809)	(105,883)
Movement in inventories		145	210
Movement in trade and other payables		3,991	32,300
Cash generated from operations		55,057	68,901
Interest paid		(8,755)	(17,160)
Income taxes paid		(5,714)	(2,154)
Net cash generated from operating activities		$40,588	$49,587

Cash flows from investing activities:
Purchases of property and equipment		(493)	(191)
Proceeds from sale of property and equipment		—	46
Investment in restricted deposits held with banks		(47,631)	190
Purchase of intangible film rights and content rights		(79,328)	(89,107)
Investment		(1,000)	—
Purchase of other intangible assets		(575)	(93)
Interest received		2,815	2,222
Net cash (used in) investing activities		$(126,212)	$(86,933)

Cash flows from financing activities:
Proceeds from issue of shares by subsidiary		51	502
Proceeds from issue of share capital, net of transaction costs		54,797	16,600
Investment in shares of subsidiary		(1,705)	—
Proceeds from sale of shares of a subsidiary		—	40,221
Proceeds from short-term debt		73,344	31,892
Repayment of short-term debt		(31,019)	(22,953)
Proceeds from long-term debt		383	110,829
Repayment of long-term debt		(9,382)	(111,933)
(Repayment of)/ proceeds from/ short term debt with maturity less than three months (net)		660	(1,036)
Net cash generated from financing activities		$87,129	$64,122

Net increase in cash and cash equivalents		1,505	26,776
Effect of exchange rate changes on cash and cash equivalents		(1,049)	(4,484)
Cash and cash equivalents at beginning of period		87,762	112,267
Cash and cash equivalents at end of period		$88,218	$134,559

The cash outflow towards intangible film and content right includes, interest paid and capitalized $7,973 (December 31,2017: $8,684).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Reconciliation of Liabilities arising from Financing activities:

	Long term debt(*)	Short term debt	Total
As at March 31, 2018	$188,909	$87,755	$276,664
Considered in cash flow (net)	(8,999)	42,985	33,986
Finance cost in relation to convertible notes	8,299	—	8,299
Movement in derivative financial instruments	892	—	892
Borrowing for purchase of property and equipment, net	104	—	104
Shares issued in lieu of convertible note	(31,690)	—	(31,690)
Change in fair value of convertible notes measured at fair value through profit and loss	18,480	—	18,480
Amortization of debt issuance cost	305	—	305
Exchange adjustment	(8,373)	(4,106)	(12,479)
As at December 31, 2018	$167,927	$126,634	$294,561

(*) including current portion and derivative financial instruments

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity			Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Share Application Reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at March 31, 2018	$35,334	$453,997	$(56,722)	$6,238	$1,835	$(22,752)	$70,484	$375,260	$(15,985)	$18,000	$865,689	$137,728	$1,003,417

Adoption of IFRS 15/9 (Refer Note 3)	—	—	(34)	—	—	—	—	(14,270)	—	—	(14,304)	(3,520)	(17,824)

Balance as at April 1, 2018	$35,334	$453,997	$(56,756)	$6,238	$1,835	$(22,752)	$70,484	$360,990	$(15,985)	$18,000	$851,385	$134,208	$985,593

Profit for the period	—	—	—	—	—	—	—	8,571	—	—	8,571	9,829	18,400

Other comprehensive income/(loss) for the period	—	—	(8,812)	—	—	—	—	—	—	—	(8,812)	(6,115)	(14,927)

Total comprehensive income/(loss) for the period	—	—	(8,812)	—	—	—	—	8,571	—	—	(241)	3,714	3,473

Issue of shares	1,948	70,718	—	—	—	—	—	—	—	(18,000)	54,666	—	54,666

Shares issued on exercise of employee stock options and awards	278	6,748	—	—	—	—	—	(6,895)	—	—	131	—	131

Share based Compensation	—	—	—	—	—	—	—	14,668	—	—	14,668	405	15,073

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	1470	—	—	—	1470	(3,124)	(1,654)

Shares issued in lieu of convertible notes	1,024	30,666	—	—	—	—	—	—	—	—	31,690	—	31,690

Balance as at December31, 2018	$38,584	$562,129	$(65,568)	$6,238	$1,835	$(22,752)	$71,954	$377,334	$(15,985)	$—	$953,769	$135,203	$1,088,972

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	$804,457	$79,091	$883,548

(Loss)/)Profit for the period	—	—	—	—	—	—	—	—	(2,398)	—	(2,398)	9,613	7,215

Other comprehensive income/(loss) for the period	—	—	962	—	—	375	—	—	—	—	1,337	1,046	2,383

Total comprehensive income/(loss) for the period	—	—	962	—	—	375	—	—	(2,398)	—	(1,061)	10,659	9,598

Share based compensation	—	—	—	—	—	—	—	—	13,036	—	13,036	466	13,502

Shares issued on exercise of employee stock options and awards	221	7,238	—	—	—	—	—	—	(7,288)	—	171	—	171

Issue of shares	555	15,874	—	—	—	—	—	—	—	—	16,429	—	16,429

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	—	1,030	—	1,030	39,693	40,723

Loss of Control in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	4,878	4,878

Balance as at December 31, 2017	$32,653	$422,798	$(54,848)	$6,238	$1,829	$—	$(22,752)	$70,275	$393,854	$(15,985)	$834,062	$134,787	$968,849

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the “Company”) and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is First Names House, Victoria Road, Douglas, Isle of Man IM2 4DF.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2018 for the fiscal year ended March 31, 2018 (the “Annual Report”). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2018 other than the new standard adopted. The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2018 were approved by the Board of Directors of Eros and authorized for issue on February 16, 2019.

2.	GOING CONCERN

The Group is exposed to uncertainties arising from the global economic climate and also in the markets in which it operates. Market conditions could lead to lower than anticipated demand for the Group’s services and exchange rate volatility could also impact reported performance. The Group has considered the impact of these and other uncertainties and factored them into their financial forecasts and assessment of covenant headroom.

The net monetary assets and liabilities position at December 31, 2018 and March 31, 2018 are positive. Further, the Group have generated positive operating cash flow before incurring capital expenditures for the nine months ended December 31, 2018 and 2017 respectively. During nine months ended December 31, 2018, the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance (and available mitigating actions), show that the Group will be able to operate within the expected limits of the facilities and provide headroom against the covenants for the foreseeable future. In addition, the Group received funding from Reliance Industries amounting $46,666 and is expected to receive an additional investments through institutional or retail investors. For this reason, Management continues to adopt the going concern basis in preparing the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3.	NEW STANDARDS ADOPTED AS AT APRIL 1, 2018

Adoption of IFRS 15, "Revenue from Contracts with Customers"

On April 1, 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers” (‘IFRS 15’), using the modified retrospective method applied to all contracts as of April 1, 2018. Results for reporting periods beginning after April 1, 2018 are presented under IFRS 15, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under IAS 18, Revenue (‘IAS 18’).

Revenue arises mainly from production and distribution of media content, television syndication or satellite rights and digital and ancillary rights.

The Group determines revenue recognition through the following steps:

1. Identification of the contract, or contracts, with a customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when, or as, a performance obligation/s are satisfied.

In all cases, the total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. The transaction price for a contract excludes any amounts collected on behalf of third parties.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue is recognised either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers in an amount that reflects the consideration that it expects to receive in exchange for those services.

At contract inception, the Group assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Group considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts within ‘Trade and other payables’ in the Statement of Financial Position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or accrued receivable within ‘Trade and other receivables’ in the Statement of Financial Position, depending on whether something other than the passage of time is required before the consideration is due.

For certain content licensing arrangements, the Group’s collection period range between 2 – 3 years from contract inception date. Under IFRS 15, an entity needs to adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit. As such, for arrangements where the implied collection period (or normal credit term) is considered to be more than 1 year, revenue is recognised after adjusting the promised amount of consideration for a significant financing component, using the discount rate that would be reflected in a separate financing transaction between the entity and its customer at contract inception. The effects of financing, i.e. unwinding of the financing component, is recognised separately from revenue from contracts with customers in the Statement of Income, within ‘Finance income’. Any subsequent change in collection date from the anticipated collection date considered on the contract inception date has been recognised separately in the Statement of Income, within ‘Other gains/(losses), net’.

For the nine months ended December 31, 2018, revenue amounting to $7,603 is included in the contract liability balance at the beginning of the period.

In case of television syndication rights, as on December 31, 2018, there were certain films in respect of which rights have not been transferred either because the delivery of the content has not been made or effective date mentioned in the contract has not arrived as on the reporting date. The aggregate amount of license fees allocated to the above movies for the nine months ended December 31, 2018 is $11,810.

As such, the Group has performance obligations associated with fixed commitments in customer contracts for future services that have not yet been recognized in our condensed interim consolidated financial statements amounting to $7,387 as of December 31, 2018. The Company expects to recognize revenue on approximately 80% of these remaining performance obligations by 12 months with the balance recognition thereafter.

Practical Expedients and Exemptions

The Group generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Adoption of IFRS 9, "Financial Instruments"

On April 1, 2018, the Company adopted IFRS 9, “Financial Instruments” (‘IFRS 9’), using the modified retrospective method applied as of April 1, 2018. IFRS 9 Financial Instruments replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’ requirements with effect from April 1, 2018. When adopting IFRS 9, the Group elected not to restate prior periods. Rather, differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognized in opening retained earnings as of April 1, 2018.

Major changes in IFRS 9 as compared to IAS 39 is on account of introduction of the expected credit loss model and the changes in categories of financial assets and financial liabilities.

The adoption of IFRS 9 has mostly impacted the following areas:

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

•	The classification and measurement of the Group’s financial assets. Management holds most financial assets to hold and collect the associated cash flows.

•	The impairment of financial assets applying the expected credit loss model. This applies now to the Group’s trade and other receivables. For contract assets arising from IFRS 15 and trade receivables, the Group applies a simplified model of recognising lifetime expected credit losses. For all other financial assets, expected credit losses are measured at an amount equal to the twenty-four month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

•	The measurement of available for sale equity investments at cost less impairment. This investment is now measured at fair value with changes in fair value presented in other comprehensive income.

•	The recognition of gains and losses arising from the Group’s own credit risk. The Group continues to elect the fair value option for certain financial liabilities which means that fair value movements from changes in the Group’s own credit risk are now presented in other comprehensive income rather than profit or loss.

Details showing the Classification and Measurement of the Company’s financial instruments on adoption of IFRS 9 as at April 1, 2018.

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Assets
Cash and cash equivalents	Loans and Receivables	At amortized cost	87,762	87,762
Restricted deposits	Loans and Receivables	At amortized cost	7,468	7,468
Investment in equity instruments	Available for sale financial assets	Financial assets at FVTOCI*	27,257	27,257
Trade and other receivables	Loans and Receivables	At amortized cost	235,726	235,726
Total			358,213	358,213

	IAS 39 Category	IFRS 9 Category	Total carrying value	Total fair value
Financial Liabilities
Total borrowings (excluding convertible notes)	At amortized cost	At amortized cost	190,936	174,533
Convertible notes	Financial liabilities at FVTPL	Financial liabilities at FVTPL**	86,010	86,010
Trade and other payables	At amortized cost	At amortized cost	72,142	72,142
Acceptances	At amortized cost	At amortized cost	8,898	8,898
Total			357,986	341,583

* FVTOCI – Fair value through other comprehensive income.

** FVTPL - Fair value through profit and loss.

The cumulative effect of the changes made to the consolidated interim Statement of Financial Position as at April 1, 2018 in respect of the adoption of IFRS 9 were as follows:

Assets	As of March 31, 2018 (Reported)	IFRS 9	As of April 1, 2018
Trade and other receivables	$254,223	$(18,497)	$235,726
Liabilities and Shareholders' Equity
Currency translation reserve	(56,722)	(34)	(56,756)
Retained earnings	375,260	(14,270)	360,990
Deferred income tax liabilities	39,519	(673)	38,846
Non-controlling interests	137,728	(3,520)	134,208

However, as a result of adopting IFRS 15, amounts reported under IFRS 15 were not materially different from amounts that would have been reported under the previous revenue guidance of IAS 18, as such, cumulative adjustments to retained earnings is not material.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Impact of adoption of IFRS 15 and IFRS 9 on our consolidated Statement of Financial Position as at December 31, 2018 were as follows:

Assets	Balance at December 31, 2018 (Reported)	IFRS 9	IFRS 15(*)	Balance at December 31, 2018 (without adoption of IFRS 9/15)
Trade and other receivables	$233,409	$15,270	$17,641	$266,320
Liabilities and Shareholders' Equity
Currency translation reserve	(65,568)	(206)	—	(65,774)
Retained earnings	377,334	8,945	16,386	402,665
Deferred income tax liabilities	31,462	673	—	32,135
Non-controlling interests	135,203	5,857	1,255	142,315

(*) incremental impact on account of adoption of IFRS 15, in addition to those reported under revenue guidance of IAS 18.

The impact of adoption of IFRS 15 and IFRS 9 on the consolidated interim Statement of Income for three months ended December 31, 2018 was as follows:

	December 31, 2018 (Reported)	IFRS 9	IFRS 15(*)	December 31, 2018 (without adoption of IFRS 9/15)
Revenue	$76,744	$—	$6,962	$83,706
Cost of sales	(44,459)	—	—	(44,459)
Gross profit	32,285	—	6,962	39,247
Administrative cost	(19,130)	4,975		(14,155)
Operating profit	13,155	4,975	6,962	25,092
Financing costs	(7,352)	—	—	(7,352)
Finance income	3,427	(119)	—	3,308
Net finance costs	(3,925)	(119)	—	(4,044)
Other gains/ (losses)	7,462	(3,895)	—	3,567
Profit before tax	16,692	961	6,962	24,615
Income tax	(2,218)	—	—	(2,218)
Profit for the period	14,474	961	6,962	22,397

Attributable to:
Equity holders of Eros International Plc	9,593	(463)	6,604	15,734
Non-controlling interest	4,881	1,424	358	6,663

(*) incremental impact on account of adoption of IFRS 15, in addition to those reported under revenue guidance of IAS 18.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The impact of adoption of IFRS 15 and IFRS 9 on the consolidated interim Statement of Income for the nine months ended December 31, 2018 was as follows:

	December 31, 2018 (reported)	IFRS 9	IFRS 15(*)	December 31, 2018 (without adoption of IFRS 9/15)
Revenue	$200,381	$—	$17,641	$218,022
Cost of sales	(119,144)	—	—	(119,144)
Gross profit	81,237	—	17,641	98,878
Administrative cost	(49,243)	9,973	—	(39,270)
Operating profit	31,994	9,973	17,641	59,608
Financing costs	(16,674)	—	—	(16,674)
Finance income	10,685	1,497	—	12,182
Net finance costs	(5,989)	1,497	—	(4,492)
Other gains/ (losses)	(797)	(14,458)	—	(15,255)
Profit before tax	25,208	(2,988)	17,641	39,861
Income tax	(6,808)	—	—	(6,808)
Profit for the period	$18,400	$(2,988)	$17,641	$33,053

Attributable to:
Equity holders of Eros International Plc	8,571	(5,326)	16,386	19,631
Non-controlling interest	9,829	2,338	1,255	13,422

(*) incremental impact on account of adoption of IFRS 15, in addition to those reported under revenue guidance of IAS 18.

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that were not effective as of December 31, 2018. These will be mandatory for later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 16, “Leases”, substantially changes the financial statements as the majority of leases for which the Company is the lessee will become on-balance sheet liabilities with corresponding right-of-use assets on the balance sheet. The lease liability reflects the net present value of the remaining lease payments, and the right-of-use asset corresponds to the lease liability, adjusted for payments made before the commencement date, lease incentives and other items related to the lease agreement. The standard replaces IAS 17, “Leases”.

Upon adoption of the new standard, a portion of the annual operating lease costs, which is currently fully recognized as a functional expense above EBITDA (non GAAP measure), will be recorded as interest expense, and the other portion will be recognized as amortization of right-of-use asset. With respect to the cash flow statement, the portion of the annual lease payments recognized as a reduction of the lease liability will be recognized as an outflow from financing activities, which currently is fully recognized as an outflow from operating activities. Given the leases involved and the interest rate environment, the Group does not expect these effects to be significant.

The Group will implement the new standard on April 1, 2019, and has evaluated the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, adjusted by the amount of the prepaid or accrued lease payments relating to those leases recognized in the balance sheet immediately before the date of initial application and will not restate prior years. The final decision on the transition approach to be used shall be taken by March 31, 2019. There are no subleases or impacts on account of leases where the Group is acting as a lessor.

IFRIC 23, “Uncertainty over Income Tax Treatments”: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 19

In February, 2018, the International Accounting Standards Board issued an amendment to IAS 19 to address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset)

The effective date for IAS 19 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. Given that the Group does not have any amendments to its defined benefit plan, the amendment does not have any impact on the Group.

There are no other IFRS standards or interpretations not yet effective that would be expected to have a material impact on the Group.

4.	SEASONALITY

The Group’s financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

5.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories:

•	Level 1 - fair value measurement derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - fair value measurement derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - fair value measurement derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category Level 2:

	As at December 31, 2018
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Investments	1,000	—	1,000
Derivative assets	—	—	—
Total	1,000	—	1,000

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	610	—	610
Total	610	—	610

	As at March 31, 2018
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	282	—	282
Total	282	—	282

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	—	—	—
Total	—	—	—

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at December 31, 2018 are as follows:

	Fair value as at
	December 31, 2018	March 31, 2018
Cross currency swap	$(610)	$282
2012 Interest Rate Cap	$—	$—
2012 Interest Rate Floor	—	—
2012 Interest Rate Collar	—	—
Total	$(610)	$282

None of the above derivative instruments is designated in a hedging relationship. For three months ended December 31, 2018 a loss of $Nil (December 31,2017: a loss of $1,555) and for nine months ended December 31, 2018 a loss of $Nil (December 31, 2017: a loss of $586) in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2018	$27,257
Additions	80
As at December 31, 2018	$27,337

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. Due to the range of potential outcomes in valuing these investments in unquoted equity instruments, the management was unable to give, with reasonable certainty, a fair value in the absence of detailed financial and/or valuation related information. Management has therefore held it at the carrying value which equates to the fair value on the reporting date.

Reconciliation of Level 3 fair value measurements of financial liabilities.

Convertible notes

As at March 31, 2018	$86,010
Interest	8,299
‘A’ Ordinary shares issued in lieu of convertible notes	(31,690)
Loss on fair value of notes	18,480
As at December 31, 2018	$81,099

Changing inputs to the Level 3 valuations to reasonably possible alternative assumptions would not change significantly amounts recognized in Statement of Income or Statement of Financial Position. Key assumptions are as follows:

Input	Method of computation	Value
Risk free rate	US treasury yield for applicable maturity	2.6%
Volatility of share price	Geometric Broewnian Motion	50%
Remaining tenure	Actual	1.5 years

Also refer Note 8.

There were no transfers between any levels.

6.	INTANGIBLE ASSETS – CONTENT

	Gross Content Assets	Accumulated Amortization	Content Assets

As at December 31, 2018
Film and content rights	$1,618,020	$(918,114)	$699,906
Content advances	361,548	—	361,548
Film productions	11,232	—	11,232
Non-current content assets	$1,990,800	$(918,114)	$1,072,686

As at March 31, 2018
Film and content rights	$1,493,099	$(854,991)	$638,108
Content advances	349,568	—	349,568
Film productions	10,867	—	10,867
Non-current content assets	$1,853,534	$(854,991)	$998,543

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Changes in the content assets are as follows:

	As at
	December 31, 2018	March 31, 2018
Film and content rights
Opening balance	$638,108	$634,465
Amortization	(96,158)	(115,285)
Exchange difference	(7,887)	(414)
Deconsolidation	—	(20,688)
Transfer from film productions and content advances	165,843	140,030
Closing balance	$699,906	$638,108

Content advances
Opening balance	$349,568	$266,232
Additions	191,348	221,251
Impairment loss on content advances	(667)	(353)
Exchange difference	(13,243)	(1,100)
Transfer to film and content rights	(165,458)	(136,462)
Closing balance	$361,548	$349,568

Film productions
Opening balance	$10,867	$3,931
Additions	1,589	10,521
Exchange difference	(839)	(17)
Transfer (to)/from (film rights)/ other content assets	(385)	(3,568)
Closing balance	$11,232	$10,867

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $305,970 (March 31, 2018: $321,474) have been pledged against secured borrowings (refer note 8).

7.	TRADE AND OTHER RECEIVABLES

	As at
	December 31, 2018	March 31, 2018

Trade accounts receivables	$249,943	$235,191
Credit impairment (loss)	(39,921)	(10,193)
Trade accounts receivables net	210,022	224,998

Other receivables*	19,849	20,933
Prepaid charges	1,750	2,700
Accrued revenues	1,788	5,592
Trade and other receivables	$233,409	$254,223

Current	225,978	245,079
Non-current	7,431	9,144
	$233,409	$254,223

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The age of account receivables that are past due but not impaired were as follows:

	As at
	December 31, 2018	March 31, 2018

Not more than three months	$41,203	$40,249
More than three months but not more than six months	30,782	21,102
More than six months but not more than one year	10,114	15,813
More than one year	21,915	37,752
	$104,014	$114,916

Trade and other receivables with a net carrying amount of $82,245 (March 31, 2018: $92,728) have been pledged against secured borrowings (Refer Note 8).

* includes derivative asset of $Nil (March 2018: $282) and advance to content vendors $10,556 (March 31, 2018: $8,056) (net of credit impairment loss of $447).

The movement in the allowances for expected credit losses is as follows:

Nine months ended December 31, 2018
Balance at the beginning of the period	$10,640
Impact of adoption of IFRS 9	18,050
Balance as on April 1, 2018	28,690
Charged to operations	35,138
Unwinding of expected credit loss (included in finance income)	(8,763)
Reversal of expected credit loss (included in other gains/(losses))	(14,458)
Translation adjustment	(240)
Balance at the end of the period	$40,367

The Group from time to time will have significant concentration of credit risk in relation to individual theatrical releases, television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts, de-recognition of financial assets and/or the release or airing of content. As at December 31, 2018, 22.1% (March 31, 2018: 20.5%) of trade account receivables were represented by the top five debtors and for the period ended December 31, 2018, a loss on de-recognition of financial assets measured at amortised cost amounting to $4,334 (December 31, 2017: $2,708) have been recognized within other gains/(losses), net in the Statement of Income. The maximum exposure to credit risk is that shown within the Statements of Financial Position, net of credit impairment (loss) $40,367 (2018: $10,193).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	December 31, 2018	March 31, 2018

Asset backed borrowings
Vehicle loan	7.5% - 10.25%	2017-21	$440	$560
Term loan(3)	9.12% - 11.66%	2018-22	210	—
Term loan(3)	BPLR+2.85%	2019-20	1,596	3,453
Term loan(3)	BPLR+2.55% - 3.4%	2020-21	6,044	8,767
Term loan(3)	13.75%	2022-23	6,617	9,580
Term loan(3)	MCLR+3.45%	2021-22	8,318	11,976
			$23,225	$34,336

Unsecured borrowings
Retail bond	6.5%	2021-22	$63,800	70,055
Convertible notes	14.2%	2020-21	81,099	86,010
			$144,899	$156,065

Nominal value of borrowings			$168,124	$190,401
Cumulative effect of unamortized costs			(807)	(1,210)
Installments due within one year			(85,155)	(64,208)
Long-term borrowings			$82,162	$124,983

Bank Prime Lending Rate (“BPLR”) and Marginal Cost based Lending Rate (“MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	December 31, 2018	March 31, 2018

Asset backed borrowings
Export credit bill discounting and overdraft (3)	BPLR+1-3.5%	$39,307	$43,518
Export credit and overdraft (3)	LIBOR+4.5%	20,955	21,226
Short term loan	13-14.25%	20,255	11,537
Other short term loan (3)	10.20%	46,117	11,474
		$126,634	$87,755
Unsecured borrowings
Installments due within one year on long-term borrowings		85,155	64,208
Short-term borrowings		$211,789	$151,963

1.	Eros International Plc. (“issuer”) issued Senior Convertible Notes (SCN or convertible notes) on 6 December 31, 2017 amounting to $122,500 principal amount and option to purchase warrants up to 2,000 of A ordinary share for a term of 6 months at an offer price of $100,000 by private placement. The notes are payable in equal installments of $3,500 per month for 35 months. The installments can be paid either in cash or can be converted into A ordinary equity shares of the issuer at the option of the issuer as per the terms of the arrangement.

The holder of the notes can defer the payment of the amount due on any installment dates to another installment date as well as has the right to accelerate the payment on the notes as per the terms of the agreement

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company has classified the instrument as a financial liability at fair value through profit or loss. The Company has used the Black – Scholes option pricing model to value the share warrants exercisable within six months and the Monte-Carlo simulation model to obtain the fair value of the convertible notes. The initial fair value of the financial liability recognized on the date of issue was $100,055. Fair value of the financial liability outstanding as at the date of reporting is $81,099.

The mark-to-market loss and interest expenses for nine months ended December 31, 2018 amounting $18,480 and $8,299 have been recognized within other gain/(losses) and net finance cost, respectively, net in the Statement of Income.

The option to purchase warrants has expired in June 2018.

2.	Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

3.	The Company has placed time deposits of $54,663 (2018: $7,468) which has been disclosed as restricted deposits.

4.	For the nine months ended December 31, 2018 capitalization rate of interest was 9.8% (March 31, 2018: 11.5%)

Fair value of the long-term borrowings as at December 31, 2018 is $157,022 (March 31, 2018: $172,788). Fair values of long-term financial liabilities except retail bonds and convertible notes have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the respective entities within the Group. As at December 31, 2018, the fair value of retail bond amounting to $55,901 (March 31, 2018: $58,218) has been determined using quoted prices from the London Stock Exchange (LSE). As at December 31, 2018, the fair value of convertible notes amounting to $81,099 has been determined using implied cost of debt as on the issue date. Carrying amount of short-term borrowings approximates fair value.

9.	ACCEPTANCES

	December 31, 2018	March 31, 2018
	(in thousands)
Payable under the film financing arrangements	$7,336	$8,898
	$7,336	$8,898

Acceptances comprise of credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

10.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized

Ordinary shares of 30p each at March 31, 2018	100,000,000	30,000
Ordinary shares of 30p each at December 31, 2018(*)	150,000,000	45,000

(*) The Company increased authorized number of shares to 150,000,000 on October 25, 2018.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares(*)	B Ordinary 30p Shares(*)	(in thousands)
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares in the quarter ended June 30, 2017	12,000	—	5
Issue of shares in the quarter ended September 30, 2017	288,291	—	114
Issue of shares in the quarter ended December 31, 2017	1,681,520	—	657
Transfer of B Ordinary to A Ordinary share	9,666,667	(9,666,667)	—
Issue of shares in the quarter ended March 31, 2018	2,757,743	—	2,681
As at March 31, 2018	55,718,423	9,712,715	$35,334
Issue of shares in the quarter ended June 30, 2018	2,747,645	—	$1,138
Issue of shares in the quarter ended September 30, 2018	3,773,385	—	$1,471
Issue of shares in the quarter ended December 31, 2018	1,659,767	—	$641
As at December 31, 2018	63,899,220	9,712,715	38,584

The Company issued A Ordinary shares as follows:

	Number of Shares
	December 31,		March 31,
	2018	2017	2018
Issuance to Founders Group (**)	1,769,911	—	1,421,520
Issuance towards settlement of Convertible notes	2,580,687	—	2,624,668
Exercise against Restricted Share Unit/ Management scheme (*****)	708,695	300,291	683,158
Issuance towards Reliance Industries Limited (***)	3,111,088	—	—
2015 Share Plan (****)	10,416	—	10,208
Total	8,180,797	300,291	4,739,554

(*) Each A ordinary shares is entitled to one vote on all matters and each B shares is entitled to ten votes.

(**) Average exercise price of $14.69 (December 31,2017 $Nil and March 31, 2018 $11.6)

(***) Average exercise price of $15 (December 31, 2017 $Nil and March 31, 2018 $Nil)

(****) Average exercise price of $7.93 (December 31, 2017 $Nil and March 31, 2018 $8.71)

(*****) Certain shares exercised price at $0.40 (December 2017 $Nil and March 2018 $Nil)

11.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017

IPO India Plan	$252	$511	$1,031	$1,230
JSOP Plan	—	—	—	615
Option award scheme 2012	—	—	—	197
2014 Share Plan	—	(467)	47	(83)
2015 Share Plan(*)	607	19	2,959	86
Other share option awards (**)	800	4,109	4,155	5,871
Management scheme (staff share grant)(***)	2,298	1,859	6,881	5,586
	$3,957	$6,031	$15,073	$13,502

(*) includes of 1,105,399 options granted towards Share Plan 2015 during nine months ended December 31, 2018 at an average exercise price of $14.34 per share and average grant date fair value $3.02 per share.

(**) includes Restricted Share Unit (RSU) and Other share option plans. In respect of 150,149 units/options granted towards RSU during nine months ended December 31, 2018, grant date fair value approximates intrinsic value.

(***) Includes1,000,000 shares granted during nine months ended December 31, 2018 to management personnel.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	EARNINGS/(LOSS) PER SHARE

	Three months ended December 31,				Nine months ended December 31,
	2018		2017		2018		2017
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$9,593	9,593	$333	333	$8,571	8,571	$(2,398)	(2,398)
Potential dilutive effect of senior convertible bonds	—	1,347	—	(6,006)	—	—	—	(6,006)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(38)	—	(80)	—	(186)	—	(318)
Adjusted earnings/(loss) attributable to equity holders of the parent	$9,593	10,902	$333	(5,753)	$8,571	8,385	$(2,398)	(8,722)

Number of shares
Weighted average number of shares	73,668,766	73,668,766	61,715,635	61,715,635	70,879,289	70,879,289	61,132,018	61,132,018
Potential dilutive effect related to share based compensation scheme and senior convertible notes	—	13,510,251	—	5,860,475	—	46,075	—	2,969,105
Adjusted weighted average number of shares	73,668,766	87,179,017	61,715,635	67,576,110	70,879,289	70,925,364	61,132,018	64,101,123

Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	13.0	12.5	0.5	(8.5)	12.1	11.8	(3.9)	(13.6)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. During the nine months ended December 31, 2018, 1,957,035 shares were not included in diluted earnings per share (December 31, 2017: 2,114,670). Further, the Company have excluded convertible notes 14,950,488 shares because their effect was anti-dilutive in the nine months ended December 31, 2018. During the three months ended December 31, 2018, 2,864,444 shares were not included in diluted earnings per share (December 31, 2017: 1,440,625).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	OTHER GAINS/(LOSSES)

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017

Foreign exchange (loss)/gain, net	$1,545	$313	$5,234	$(3,619)
(Loss) on sale of property and equipment	(3)	(14)	(3)	(18)
Reversal of expected credit (loss)	3,895	—	14,458	—
Net (loss) on derecognition of financial assets measured at amortized cost, net(*)	(1,566)	(930)	(4,334)	(2,708)
(Loss) on settlement of derivative financial instruments	—	(1,555)	—	(586)
(Loss) on deconsolidation of a subsidiary	—	(13,294)	—	(13,294)
Others	—	(1)	—	(1)
(Loss)/Gain on financial liability (convertible notes) measured at fair value through profit and loss	1,263	6,976	(18,480)	6,976
Credit from Government of India	2,328	—	2,328	—
	$7,462	$(8,505)	$(797)	$(13,250)

(*) arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets/liabilities measured at amortized cost is to mitigate both credit risk and liquidity risk

14.	NON-CASH EXPENSE/(INCOME)

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Nine months ended December 31,
	2018	2017
	(in thousands)

Loss on settlement of derivative financial instruments	$—	$586
Provisions for trade and other receivables	2,893	1,795
Content impairment	667	—
Credit impairment losses, net	11,917	4,446
(Gain)/Loss on financial liability (convertible notes) measured at fair value through profit and loss	18,480	(6,976)
Net Loss on derecognition of financial assets measured at amortized cost, net	4,334	2,708
Unrealized foreign exchange loss/(gain), net	(4,870)	(1,343)
Loss on deconsolidation of a subsidiary	—	13,294
Others	305	1
	$33,726	$14,511

15.	RELATED PARTY

		As at December 31, 2018		As at March 31,2018
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Group Limited	President fees	$601	$—	$464	$—
550 County Avenue	Rent/Deposit	506	135	482	135
Line Cross Limited	Rent/Deposit	—	—	876	258
NextGen Films Private Limited	Purchase/Sale	—	41,812	—	38,862
Everest Entertainment LLP	Purchase/Sale	—	4	65	—
Lulla Family	Rent/Deposit	475	848	244	947
Lulla Family	Salary/Others	3,096	—	2,468	—

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Key Management Compensation	Three months ending December 31,		Nine months ending December 31,
	2018	2017	2018	2017

Salaries	$987	$1,253	$2,911	$3,681
Share based compensation*	2,488	3,140	8,708	8,163
Pension	14	6	19	14
	$3,489	$4,399	$11,638	$11,858

The Lulla family refers to Late Mr. Arjan Lulla (passed away on December 17, 2018), Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh and Ms. Riddhima Lulla.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $36 per quarter.

Mrs. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $31 per quarter, Ms Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $63 per quarter

(*) Includes 1,322,035 options and shares granted during nine months ended December 31, 2018 to Key Management personnel, refer note 11.

16.	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. The non-controlling interests that are material to the Group relate to Eros International Media Limited whose principal place of business is in India.

As at December 31, 2018, non-controlling interests held an economic interest by virtue of shareholding of 38.66% (March 2018: 39.87%).

Eros Worldwide FZ LLC has purchased 1,365,140 shares of Eros International Media Limited in the quarter ended December 31, 2018 for a total cash consideration of $1,705, resulting in to increase in its percentage holding by 1.3%.

	Period ended December 31
	(in thousands)
	2018	2017
Current assets	$167,679	$156,697
Non-current assets	389,422	409,953
Current liabilities	(157,264)	(156,517)
Non-current liabilities	(54,752)	(73,486)
Total net assets attributable	$345,085	$336,647

Equity attributable to owners interests	$209,882	$201,860
Equity attributable to non-controlling of the Group	$135,203	$134,787

Revenue	$116,701	$112,456
Expenses	(91,735)	(87,951)
Profit for the period	$24,966	$24,505
Profit attributable to the owners of the Group	$15,137	$14,892
Profit attributable to non-controlling interests	$9,829	$9,613

Other comprehensive (loss)/income during the period	$(14,986)	$2,662
Total comprehensive (loss)/income during the period	9,980	27,167
Total comprehensive income attributable to the owners of the Group	6,266	16,508
Total comprehensive income attributable to non-controlling interests	3,714	10,659

Net cash inflow from operating activities	$44,898	$17,124
Net cash outflow from investing activities	(31,918)	(29,186)
Net cash inflow from financing activities	(12,074)	11,370
Net cash (outflow)/inflow	$906	$(692)

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended December 31,		Nine months ended December 31,
	2018	2017(1)	2018	2017(1)

Revenue by customer's location
India	$31,395	$26,724	$88,178	$81,293
Europe	450	253	906	2,297
North America	1,936	1,444	4,345	3,703
Rest of the world	42,963	36,766	106,952	102,034
Total Revenue	$76,744	$65,187	$200,381	$189,327

During the three months ended December 31, 2018 revenue of $13,204 (December 31, 2017: $22,284) from the United Arab Emirates is included within Rest of the world and revenue of $140 (December 31, 2017: $206) from the United Kingdom is included under Europe in the above table. In each period no revenue arose in the Isle of Man. During the nine months ended December 31, 2018 revenue of $48,937 (December 31, 2017: $59,706) from the United Arab Emirates is included within Rest of the world and revenue of $333 (December 31, 2017: $330) from the United Kingdom is included under Europe in the above table. In each period no revenue arose in the Isle of Man.

	Three months ended December 31,		Nine months ended December 31,
	2018	2017(1)	2018	2017(1)

Revenue by group's operation
India	$28,356	$22,253	$75,761	$73,024
Europe	12,268	5,065	43,146	19,698
North America	781	125	1,527	702
Rest of the world	35,339	37,744	79,947	95,903
Total Revenue	$76,744	$65,187	$200,381	$189,327

During the three months ended December 31, 2018 revenue of $29,681 (December 31, 2017: $33,440) from the United Arab Emirates is included within Rest of the world and revenue of $12,268 (December 31, 2017: $5,065) from the United Kingdom and Isle of Man are included under Europe in the above table. During the nine months ended December 31, 2018, revenue of $62,163(December 31, 2017: $72,652) from the United Arab Emirates is included within Rest of the world and revenue of $43,146 (December 31, 2017: $19,698) from United Kingdom and Isle of Man are included under Europe in the above table.

Revenue disaggregated by revenue source for the three and nine months ended December 31, 2018 and 2017, consists of the following:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017(1)	2018	2017(1)

Revenue by source
Theatrical	$21,759	$12,911	$55,480	$55,919
Satellite Content licensing	19,317	29,353	55,503	70,005
Digital and other ancillary	35,668	22,923	89,398	63,403
Total Revenue	$76,744	$65,187	$200,381	$189,327

(1) As noted above, prior period amounts have not been adjusted under the modified retrospective method.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Segment assets by region of domicile of Group’s Operation.

	Total	India	North America	Europe	Rest of the World
Non-current assets (*)
As of December 31, 2018	$1,105,186	$337,892	$5	$17,337	$749,952
As of March 31, 2018	$1,032,736	$354,843	$7	$18,678	$659,208

(*) Non-current assets include property and equipment, intangibles assets (tradename, content and others) goodwill and restricted deposit by geographic area.

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended December 31				Nine Months Ended December 31
(dollars in millions)	2018	2017	% change		2018	2017	% change

Revenue	$76.7	$65.2	17.6%		$200.4	$189.3	5.9%

Gross profit	32.3	34.7	(6.9%	)	81.2	88.7	(8.5%	)

Operating profit	13.2	15.1	(12.6%	)	32	38.2	(16.2%	)

Gross Revenue (1)	86.6	67.5	28.3%		225.6	193.7	16.5%

Adjusted EBITDA(1)	$31.4	$25.9	21.2%		$81.9	$58.9	39.0%

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS revenue and net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for the Three and Nine Months Ended December 31, 2018

Revenue

In the three months ended December 31, 2018, the Eros film slate was comprised of 25 films of which two were medium budget and 23 were low budget as compared to four films in the three months ended December 31, 2017, of which all were low budget films. In addition, Eros Now released three original series titled Smoke, Date Gone Wrong and Paisa Fek Tamasha Dekh during the three months ended December 31, 2018.

In the three months ended December 31, 2018, the Company’s slate of 25 films comprised of six Hindi films, 17 regional films and two Tamil/Telugu as compared to the same period last year where its slate of four films comprised three Hindi films and one regional film.

In the nine months ended December 31, 2018, the Eros film slate was comprised of 56 films of which seven were medium budget and 49 were low budget films as compared to 16 films in the nine months ended December 31, 2017, of which one film was high budget, three were medium budget and 12 were low budget. In addition, Eros Now released four original series titled Side Hero, Smoke, Date Gone Wrong and Paisa Fek Tamasha Dekh during the nine months ended December 31, 2018

In the nine months ended December 31, 2018, the Company’s slate of 56 films comprised of 14 Hindi films, five Tamil/Telugu film and 37 regional films as compared to the same period last year where its slate of 16 films comprised of eight Hindi films, one Tamil/Telugu films and seven regional films.

Three months ended	High	Medium	Low	Total
December 31, 2018	0	2	23	25
December 31, 2017	0	0	4	4

Nine months ended	High	Medium	Low	Total
December 31, 2018	0	7	49	56
December 31, 2017	1	3	12	16

Gross revenue for three months and nine months ended December 31, 2018, respectively are $86.6 and $225.6 million compared to $67.5 million and $193.7 million for the three and nine months ended December 31, 2017, respectively. Gross revenue for the three months and nine months ended December 31, 2018, respectively have been adjusted towards significant financing component on account of adoption of new accounting pronouncements (refer note 12 of the accompanying unaudited interim consolidated financial statements).

Accordingly, our reported revenue for three months and nine months ended December 31, 2018 are $76.7 million and $200.4 million, respectively compared to $65.2 million and $189.3 million for the three and nine months ended December 31, 2017, respectively. Adjustment to reported revenues upon adoption of new accounting pronouncements for three months and nine months ended December 31, 2018 is as below:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	(in millions)
Revenue (GAAP)	$76.7	$65.2	$200.4	$189.3
Adjustment towards significant financing component	9.9	2.3	25.2	4.4
Gross Revenue (Non-GAAP)	$86.6	$67.5	$225.6	$193.7

For the three months ended December 31, 2018, aggregate theatrical revenues increased by 69% to $21.8 million from $12.9 million for the three months ended December 31, 2017 and in the nine months ended December 31, 2018, revenue decreased by 0.7% to $55.5 million, compared to $55.9 million for the nine months ended December 31, 2017. The variation in theatrical revenue is primarily due to mix of films.

For the three months ended December 31, 2018, aggregate revenues from television syndication decreased by 34.4% to $19.3 million from $29.4 million for the three months ended December 31, 2017 and in the nine months ended December 31, 2018, revenue decreased by 20.7% to $55.5 million, compared to $70.0 million for the nine months ended December 31, 2017. The decrease is mainly due to lower catalogue sales during the period.

For the three months ended December 31, 2018, the aggregate revenues from digital and ancillary increased by 55.5% to $35.6 million from $22.9 million for the three months ended December 31, 2017 and in the nine months ended December 31, 2018, revenue increased by 41.0% to $89.4 million, compared to $63.4 million for the nine months ended December 31, 2017. The increase in revenue is primarily on account of contribution from catalogue revenues and digital business.

Revenue from India increased by 27.4% to $28.4 million in the three months ended December 31, 2018, compared to $22.3 million in the three months ended December 31, 2018 and in the nine months ended December 31, 2018, revenue from India increased by 3.8% to $75.8 million, compared to $73.0 million for the nine months ended December 31, 2018. The variation is due to mix of films.

Revenue from Europe increased by 141.2% to $12.3 million in the three months ended December 31, 2018, compared to $5.1 million in the three months ended December 31, 2017 and in the nine months ended December 31, 2018, revenue from Europe increased by 118.8% to $43.1million, compared to $19.7 million for the nine months ended December 31, 2017. This was due to higher contribution from the monetization of catalogue films.

Revenue from North America increased by 700% to $0.8 million in the three months ended December 31, 2018, compared to $0.1 million in the three months ended December 31, 2017 and in the nine months ended December 31, 2018, revenue from North America increased by 114.3% to $1.5 million, compared to $0.7 million for the nine months ended December 31, 2017.

Revenue from the rest of the world decreased by 6.64% to $35.2 million in the three months ended December 31, 2018, compared to $37.7 million in the three months ended December 31, 2017 and in the nine months ended December 31, 2018, revenue from rest of world decreased by 16.6% to $80 million, compared to $95.9 million for the nine months ended December 31, 2017. This was due to lower catalogue sales during the period .

Cost of sales

For the three months ended December 31, 2018, cost of sales increased by 45.9% to $44.5 million compared to $30.5 million in the three months ended December 31, 2017 and in the nine months ended December 31, 2018, cost of sales increased by 18.4% to $119.1 million, compared to $100.6 million for the nine months ended December 31, 2017. The increase was mainly due to higher amortization costs, higher marketing, advertising and distribution costs.

Gross profit

For the three months ended December 31, 2018, gross profit decreased by 6.9% to $32.3 million, compared to $34.7 million in the three months ended December 31, 2017. The increase was mainly due to increase in amortization, marketing, advertising and distribution costs which was partially offset by additional adjustment on account of adoption of new accounting standards for three months ended December 31, 2018.

In the nine months ended December 31, 2018, gross profit decreased by 8.5% to $81.2 million, compared to $88.7 million for the nine months ended December 31, 2017. The decrease was mainly due to increase in marketing, advertising and distribution costs and adjustment on account of adoption new accounting standard for nine months ended December 31, 2018

Adjusted EBITDA (Non- GAAP)

For the three months ended December 31, 2018, Adjusted EBITDA increased by 21.2% to $31.4 million compared to $25.9 million in the three months ended December 31, 2017.

The increase in Adjusted EBITDA is on account strong catalogue sales which was partially offset by increase in amortization, marketing, advertising and distribution costs for three months ended December 31, 2018

In the nine months ended December 31, 2018, adjusted EBITDA increased by 39.0% to $81.9 million, compared to $58.9 million for the nine months ended December 31, 2017.

The increase in Adjusted EBITDA is on account of strong catalogue sales which is partially offset by increase in amortization, marketing, advertising and distribution cost and share based payments adjustment for nine months ended December 31 2018.

Net finance costs

For the three months ended December 31, 2018, net finance costs increased by 77.3% to $3.9 million, compared to $2.2 million in the three months ended December 31, 2017 due to lower capitalization of interest.

In the nine months ended December 31, 2018, net finance costs decreased by 53.1% to $6.0 million, compared to $12.8 million for the nine months ended December 31, 2017 mainly due to unwinding of credit impairment loss reserve by $8.8 million and which was partially off-setted by lower capitalization of interest.

Income tax expense

For the nine months ended December 31, 2018, income tax expenses increased by 36% to $6.8 million, compared to $5.0 million in the nine months ended December 31, 2017. Effective income tax rates were 11.6% and 20.0% for December 31, 2018 and December 31, 2017, respectively excluding non-deductible share-based payment charges and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Trade Receivables

As of December 31, 2018, Trade Receivables decreased to $210.0 million from $225.0 million as of March 31, 2018 after considering expected credit loss reserve upon adoption of new accounting standards during the period.

Net Debt

As of December 31, 2018, net debt decreased by 15.9% to $159.1 million from $189.2 million as of March 31, 2018 primarily on account of additional equity infusion during the period.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of Gross Revenue (Non- GAAP)

In addition to the results prepared in accordance with IFRS, the Company has presented Gross Revenue. The Company uses Gross Revenue along with other IFRSs measures to evaluate operating performance. Gross Revenue is defined as reported revenue adjusted in respect of significant financing component that arises on account of normal credit terms provided to catalogue customers.

Reconciliation of Adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined as EBITDA adjusted for (gains)/impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, share based payments, loss/(gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, net, Credit impairment loss, net, adjustment towards arisen significant discounting, component loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation of a subsidiary and Impairment of goodwill.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Gross Revenue

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	(in thousand)

Revenue (GAAP)	$76,744	$65,187	$200,381	$189,327
Adjustment towards significant financing component	9,917	2,286	25,164	4,404
Gross Revenue (Non -GAAP)	$86,661	$67,473	$225,545	$193,731

Adjusted EBITDA

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	(in thousand)
Net income (GAAP)	$14,474	$3,201	$18,400	$7,215
Income tax expense	2,218	1,143	6,808	4,960
Net finance costs	3,925	2,243	5,989	12,796
Depreciation	296	305	823	838
Amortization(1)	228	387	987	1,112
EBITDA	21,141	7,279	33,007	26,921
Share based payments(2)	3,957	6,031	15,073	13,502
Credit impairment losses/(gains)(3)	(3,895)	1,439	(14,458)	4,446
Adjustment towards arisen significant discounting, component (3)	9,917	2,286	25,164	4,404
Net losses on de-recognition of financial assets measured at amortized cost, net	1,566	930	4,334	2,708
Loss/(Gain) on financial liability (convertible notes) measured at fair value through profit and loss	(1,263)	(6,976)	18,480	(6,976)
Closure of derivative asset	—	—	249	—
Loss on sale of property and equipment	3	14	3	18
Loss on settlement of derivative financial instruments	—	1,555	—	586
Loss on deconsolidation of a subsidiary	—	13,294	—	13,294
Others	—	1	—	1
Adjusted EBITDA (Non-GAAP)	$31,426	$25,853	$81,852	$58,904
Amortizaton of intangible and content rights	35,835	26,606	96,158	87,322
Gross Adjusted EBITDA	$67,261	$52,459	$178,010	$146,226

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

(3) Comparatives number have been reclassified on account of adoption of IFRS 15.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our Management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, see the audited consolidated financial statements and related notes included within our Annual Report.

•	Beginning on November 13, 2015, Eros International Plc was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. On September 25, 2017, the United States District Court for the Southern District of New York entered a Memorandum & Order dismissing all of the claims that were asserted in the consolidated class action with prejudice. On October 23, 2017, lead plaintiffs filed a Notice of Appeal, individually and on behalf of the putative class, to the United States Court of Appeals for the Second Circuit. On August 21, 2018, the Court of Appeals issued a Summary Order affirming the District Court’s dismissal with prejudice. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under the audited consolidated financial statements and related notes included within our Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2019	Eros International Plc

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer